Filed by Waters Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Waters Corporation

Commission File No.: 001-14010

The following communication is being filed in connection with the proposed business combination between Waters Corporation (“Waters”) and Augusta SpinCo Corporation (“SpinCo”), a wholly owned subsidiary of Becton, Dickinson and Company (“BD”).

WAT - BD Employee FAQ

OVERVIEW

Here are answers to some of your frequently asked questions (FAQ) about the combination of Waters and BD’s Biosciences (BDB) & Diagnostic Solutions (DS) business.

We understand that change can bring uncertainty, and our aim is to provide you with as much information as possible as we continue on the path toward a smooth closing of the transaction. There are some questions you have submitted that we do not have answers for today, but we will continue to share updates as integration planning continues.

As a reminder, you can submit your questions regarding the integration to employee_questions@waters.com.

Please note that while this information is accurate for the majority of BDB and DS associates, some countries will not transfer to Waters immediately when the deal is closed, in accordance with local laws and practices. Learn more about this in the Employee Transfers FAQs.

Questions are organized into key themes:

1. Leadership and Staffing

2. Compensation

a. Salary

b. Incentives

3. Benefits

a. Health and Welfare

b. PTO

c. Retirement

4. Facilities & Ways of Working

5. Employee Transfers

6. Commercial

LEADERSHIP AND STAFFING

1.	When will leadership of the combined company be determined?

•	Our integration planning teams are currently working closely with senior leadership to define timelines for important decisions like this.

•	We expect to determine who will serve on the combined company executive leadership team in advance of transaction close.

•	Executives from both companies will be in key leadership roles, Udit Batra will lead the combined company as President & CEO, and Amol Chaubal will serve as SVP and Chief Financial Officer.

2.	How will we approach staffing decisions for the combined company? Will I get a new manager? Will my job title/grade change?

•

We have talented, passionate people across Waters and BD Biosciences & Diagnostic Solutions, and we expect the transaction to create new career development opportunities for employees of both businesses.

•

One of our goals as part of the integration planning process is to get a better sense of how each of our teams operates, so we can reflect that as we create the operating model for the combined company later in the process.

•	We will communicate transparently as decisions are made.

COMPENSATION

Salary

3.	Will my salary or bonus change after the transaction closes?

•

For at least one year following the transaction close, and subject to any local laws and processes, incoming employees’ base salary or wage rate and annual bonus opportunity will remain at least the same as it was immediately before the transaction closes.

•	Waters recognizes that employees are our greatest asset and is committed to providing competitive compensation programs that reflect employees’ hard work, dedication and contributions to the business.

Incentives

4.	Will I receive long-term incentive (LTI) compensation?

•	Currently, Waters employees may be eligible to receive LTI based on job level, individual performance, and in accordance with plan terms.

•	Details regarding the transition to the Waters LTI plan (including eligibility and timing) will be forthcoming.

5.	How will my outstanding unvested BD LTI awards be affected by the transaction?

•

As a result of this transaction, your outstanding unvested BD LTI awards will be converted into unvested Waters LTI awards at the time your employment transitions to Waters (with the same vesting terms).

•	More information will be provided in the coming months.

BENEFITS

Health & Welfare

6.	Will my health & welfare benefit programs change on Day 1?

•	No, your current BD health & welfare benefit programs will continue through December 31, 2026.

•

Waters plans to harmonize our benefits over the following year and will thoughtfully manage the transition on a country-by-country basis, in accordance with company practice, local laws and consultation requirements.

•	The Waters portfolio of rewards is intended to help employees achieve success at work and beyond and to realize the goals of a rewarding career, a healthy life, and a bright future.

7.	Will the time I have spent at BD and associated accrued benefits be honored by Waters?

•

Yes, as of the date of close, Waters benefits plans will recognize your prior service with BD (and any affiliate or predecessor employer) for purposes of eligibility to participate, vesting, equity award exercisability, severance and paid time off.

•	Your prior service with BD will also be recognized by Waters for purposes of statutory benefits under applicable law.

•	In the coming months, you will be provided with more information about the Waters benefit programs you will become eligible for.

PTO

7.	As of close, will the holiday schedule change? Will paid time off (PTO) policies change?

•	No, your current BD holiday schedule and PTO policy you are eligible for will continue as they are today, uninterrupted through December 31, 2026.

•

You will receive more information regarding the Waters paid time off policies you will become eligible for as of January 1, 2027, in accordance with company practice, local laws and consultation requirements.

Retirement

8.	What happens to my retirement savings plan benefits when I transition to Waters?

•	For all countries, except the United States, your current BD retirement programs will continue as they are today, uninterrupted until December 31, 2026.

•

If you are based in the U.S., as of the date of transaction close, you will cease participation in the BD 401(k) Plan, and you will instead become eligible to participate in the applicable Waters Retirement Savings Plans for U.S. associates. You will receive communications with more detailed information as we near close.

8.	As a U.S.-based BD employee, will I still participate in a 401(k) plan?

•	Yes, after transaction close, incoming employees will become eligible to enroll in the Waters Corporation’s 401(k) plan.

•	Incoming employees will receive more information regarding the Waters 401(k) plan, along with rollover options as we near close.

FACILITIES & WAYS OF WORKING

9.	What BD facilities will transfer to Waters?

•	Facilities that solely support the manufacturing of products for BDB and/or DS will become part of Waters after the transaction closes, subject to local laws and processes.

•

These facilities are the BDB and/or DS sites located in Cayey, Puerto Rico; Cockeysville, Maryland; Drachten, Netherlands; Grayson, Georgia; Heidelberg, Germany; Hunt Valley, Maryland; Mebane, North Carolina; Milpitas, California; Quebec, Canada; Salamanca, Spain; San Diego, California; Sparks, Maryland; Suzhou, China.

10.	What if I currently work at a site that is not transferring to Waters as part of the transaction?

•	There will be employees joining Waters who continue to work, for a period of time, at a site that remains part of BD after the transaction closes.

•	On Day 1, incoming employees will continue to work where they are based before the transaction closes, regardless of whether that site is becoming part of Waters or remaining part of BD.

•

Waters and BD are working together to create detailed plans by site with the guiding principles to minimize disruption to day-to-day operations and leverage the unique strengths of both organizations to build momentum.

11.	As a remote BDB or DS employee, will there be any immediate changes to where or how I work?

•	Incoming employees in remote roles at BD will continue to work remotely on Day 1 once the transaction is completed.

•

Any changes to working locations following the closing of the transaction will be determined as part of the integration planning process. If there are any changes, they will be communicated in advance, so you have time to prepare.

12.	What is Waters’ flexible working policy?

•

Waters’ current workplace model categorizes roles as on-site, hybrid, and field based. Hybrid employees work in person at a Waters site for a minimum of three days a week during core office days (Tuesday, Wednesday, and Thursday).

•	As part of the integration planning process, we are evaluating workplace policies, in accordance with local laws and processes.

EMPLOYEE TRANSFERS

13.	Will all incoming BDB and DS associates transfer to Waters at the same time?

•	The majority of associates will transfer to Waters when the transaction formally closes.

•	We will share more information on this prior to closing so that all associates know what’s changing – and what’s not.

14.	When the transaction closes, will incoming employees on visas get a different visa with Waters as a sponsor?

•	We understand the importance of maintaining an up-to-date visa. Reviewing the continuation of work authorizations is top of mind for the integration planning team.

•	All associates on work authorization/visa will receive guidance on this prior to the close of the transaction.

COMMERCIAL

15.	Will there be any changes to our product offerings?

•	Following completion of the transaction, we will have an expanded portfolio of products that we are excited to offer customers.

•	Until closing, which is expected around the end of the first quarter of calendar year 2026, Waters and BDB and DS remain separate entities, and there are no changes to our product offering.

16.	How will our customers be updated between now and close?

•

BD and Waters provided leaders and customer-facing teams with talking points and FAQs at the time of the BD-Waters announcement in July 2025. Please reach out to your Business Unit Leadership Team leader if you need these materials.

•	Until the transaction closes, which is expected around the end of the first quarter of calendar year 2026, there are no changes to how Waters or BD works with customers.

•	At close, we will communicate any changes to customers proactively. Our goal is to make the transition seamless for them.

Additional Information and Where to Find It

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

In connection with the proposed transaction between Waters, SpinCo and BD, the parties intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including, among other filings, a registration statement on Form S-4 to be filed by Waters (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Waters and a definitive proxy statement/prospectus of Waters, the latter of which will be mailed to stockholders of Waters, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from BD. INVESTORS AND SECURITY HOLDERS OF WATERS AND BD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Waters, SpinCo or BD through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Waters will be available free of charge on Waters’ website at waters.com under the tab “About Waters” and under the heading “Investor Relations” and subheading “Financials—SEC Filings.” Copies of the documents filed with the SEC by BD and SpinCo will be available free of charge on BD’s website at bd.com under the tab “About BD” and under the heading “Investors” and subheading “SEC Filings.”

Participants in the Solicitation

Waters and BD and their respective directors and executive officers may be considered participants in the solicitation of proxies from Waters’ stockholders in connection with the proposed transaction. Information about the directors and executive officers of Waters is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 25, 2025, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025. To the extent holdings of Waters’ securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Waters and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Information about the directors and executive officers of BD is set forth in its Annual Report on Form 10-K for the year ended September 30, 2024, which was filed with the SEC on November 27, 2024, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on December 19, 2024. To the extent holdings of BD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Waters’ website and BD’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction among Waters, BD and SpinCo. These forward-looking statements generally are identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including the amount and timing of synergies from the proposed transaction, the tax consequences of the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Waters’ and BD’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Waters’ and BD’s control. None of Waters, BD, SpinCo or any of their respective directors, executive officers, or advisors make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Waters or BD. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, these developments could have a material adverse effect on Waters’ and BD’s businesses and the ability to successfully complete the proposed transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Waters may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Waters, BD and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Waters and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies around tariffs; (13) the potential impacts of the U.S. government shutdown that began in October 2025; (14) actions by third parties, including government agencies; (15) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (16) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of BD; (17) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and (18) other risk factors detailed from time to time in Waters’ and BD’s reports filed with the SEC, including Waters’ and BD’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Waters, BD or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.